United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

 Report of the Board of Directors 2025 Summary Report of the Board of Directors Presentation............................................... 3 Key indicators.............................................. 5 Highlights of the year ................................ 6 Outlook for next year................................. 8 Final considerations.................................... 8 VALE | Report of the Board of Directors 2025 2 This report aims to present the main highlights of the performance of the Board of Directors (“BoD”) in 2025, as well as to present its perspectives for the coming year. PRESENTATION Board of Directors composition and structure The BoD is composed of 13 members, of which 8 are independent directors. Currently, the BoD is composed of Messrs. Daniel André Stieler, as chairman, Marcelo Gasparino da Silva, as vice-chairman, and, as members, Andre Viana Madeira (with Wagner Vasconcelos Xavier as his alternate), Anelise Quintão Lara, Fernando Jorge Buso Gomes, Franklin Lee Feder, Heloísa Belotti Bedicks, Márcio Antônio Chiumento (elected on 02/26/2026), Manuel Lino Silva de Sousa Oliveira, Rachel de Oliveira Maia, Reinaldo Duarte Castanheira Filho, Shunji Komai and Wilfred Theodoor Bruijn. Additionally, Mr. João Luiz Fukunaga served as a member until 02/20/2026. Daniel André Stieler Chairman of the Board of Directors Marcelo Gasparino da Silva Vice Chair of the Board of Directors Fernando Jorge Buso Gomes Member of the Board of Directors Franklin Lee Feder Member of the Board of Directors Andre Viana Madeira Member of the Board of Directors Heloísa Belotti Bedicks Member of the Board of Directors Anelise Quintão Lara Member of the Board of Directors Márcio Antônio Chiumento Member of the Board of Directors VALE | Report of the Board of Directors 2025 3 Manuel Lino Silva de Sousa Oliveira Member of the Board of Directors Rachel de Oliveira Maia Member of the Board of Directors Shunji Komai Member of the Board of Directors Wilfred Theodoor Bruijn. Member of the Board of Directors Reinaldo Duarte Castanheira Filho Member of the Board of Directors Board of Directors main duties and responsibilitiess strengthening of integration and approximation with the Executive Committee and main stakeholders, including investors, customers and strategic partners, and the intensification of its presence with Vale’s communities and operations and dialogue with local and global authorities. Worthy of additional mention in the period is the conduct of Vale’s leadership evaluation and succession process, in addition to the process of nominating the Board itself for the 2025-2027 term, reinforcing the importance of the BoD in the face of Vale’s challenges, maintaining a governance model with a solid structure, transparent communication, constant dialogue and clear definition of responsibilities among governance agents, stability of decision-making processes, in addition to adequate risk management, discipline in capital management and resilience, generating a positive perception of the Company’s reputation. The mission of the BoD is to protect the Company’s assets and maximize, in the long term, the return on investment of its shareholders, acting within the highest ethical principles, aiming to maintain the Company’s longevity so that it transforms natural resources into prosperity and sustainable development, in line with Vale’s mission. It is the body responsible for overseeing the Company’s guidelines and strategic plans, monitoring and assessing its economic and financial performance, and electing and assessing the members of the Executive Committee, among other competencies as provided for in the Bylaws and its Internal Regulations. The performance of the Board of Directors in the current term, especially in 2025, was guided by the main strategic themes for the Company, with emphasis on the approval of relevant projects, the VALE | Report of the Board of Directors 2025 4 KEY INDICATORS Quantitative analysis of meetings The BoD met 22 times in 2025 (27 times in 2024), with 15 ordinary meetings (11 in 2024) and 7 extraordinary meetings (16 in 2024), representing a reduction of approximately 20% in the total number of meetings compared to the previous year, in line with the strategy of optimizing the role of the Board of Directors, focused on the Company’s strategic matters. Average participation rate of Board members Members had an attendance of 99% in the year, maintaining the 2024 index. Average duration of Board meetings Throughout 2025, the BoD met for approximately 110 hours and its meetings were divided into 269 items on agendas, distributed in 170 informative themes and 99 deliberative themes. Quantitative analysis of the Committee’s work plan and demands In 2025, the ordinary meetings complied with 95% of the schedule of meetings provided for in the Board of Directors’ ordinary work plan, representing a high degree of compliance, with only 2 items reprioritized, one of which was presented with the adjusted periodicity, and another of them addressed within the scope of the Advisory Committees, with an invitation to the BoD. In addition, 195 demands were addressed in the period. VALE | Report of the Board of Directors 2025 5 HIGHLIGHTS OF THE YEAR Summary of the main activities carried out by the Board of Directors in 2025 The 22 meetings held were dedicated to topics relevant to the Company’s strategy, with high added value, 1 of which was dedicated to the process of convening the Annual General Meeting, 2 to the Onboarding of the new board and 2 exclusively to discussions on Vale’s Strategic Planning. We can highlight, in 2025, the following topics • Reinforcement of discussions on safety first, emphasizing the importance of care and safe behavior of all to prevent injuries, chronic diseases, accidents and fatalities, broadly discussing cultural transformation strategies and automation solutions to mitigate these events; • Strategic actions to position the Iron Ore business as a leader, supporting initiatives for operational stability and building platforms to expand our high-quality portfolio and reinforcing the commercial focus on key customers; • Conduction, together with the People and Remuneration Committee, of the Company’s succession process, culminating in the election of new Legal, Sustainability, and People VPs, in addition to monitoring the succession plan for executive positions and the organizational design of the leadership, in strict compliance with the Company’s governance processes; • Follow-up of the Company’s people strategy and cultural evolution, which culminated in the evolution of the Cultural Narrative, aligned with Vale’s strategic drivers, continuing the journey of cultural transformation, strengthening the sense of belonging and adherence to Vale’s strategy; • Nomination process of the Board of Directors for the 2025–2027 term, with the renewal of its composition and the reinforcement of strategic profiles and relevant experiences for the Company, especially in the mining, finance and sustainability sectors. The process was conducted in line with the Company’s Bylaws and Policies, under the coordination of the Nomination and Governance Committee, culminating in the full approval of the proposal by the shareholders at the Annual General Meeting; • The collegiate assessment considering assumptions such as continuity, overboarding, tenure and plurality, in line with the best global corporate governance practices; • Review of the Board of Directors’ Critical Competencies Matrix, with the objective of improving the measurement of the competencies required of the board and reinforcing its alignment with Vale’s strategic challenges; • Onboarding Program structured for the new Board, presenting the main guidelines that guide the performance of the BoD and Committees and the main strategic themes for the Company, aiming to offer information and tools to boost its integration into the business context, operations, Vale’s culture and governance dynamics, aiming to catalyze the performance of the Board Members; • Evolution of the Company’s Corporate Policies as an instrument of cultural transformation, having been revised, in this context, the Policies with Related Parties Transactions, Conflict of Interest Management, Anticorruption, Climate Change, Corporate Risk Management and Shareholders Remuneration; • Discussions related to sustainability and climate change topics, including ESG strategy, Vale mineral VALE | Report of the Board of Directors 2025 6 projects and partnerships from a socio-environmental perspective and decarbonization roadmap, in addition to monitoring the Company’s institutional performance at the international, national, state and municipal levels in the areas of Environment, Licensing and Sustainability; • Follow-up of the Company’s communication strategies with different stakeholders and institutional engagement; • Regular monitoring of Vale’s Global Integrated Risk Map, including follow-up of the dam decharacterization program, having approved the revision of the Risk Map and the Corporate Risk Management Policy; • Follow-up of the Base Metals business through Vale Base Metals (“VBM”), having strengthened the organizational structure of this subsidiary and acted in the evolution of governance between Vale and VBM; • Follow-up of the National Mining Plan; • Follow-up of the execution of the obligations to perform and to pay related to the Brumadinho and Mariana Renegotiation Agreements, in addition to other relevant Samarco topics and measures to further strengthen its governance; • Approval of the Company’s annual budget, including a robust productivity program, and the financial statements for the year, including allocation of results, evaluation criteria and internal controls related to the preparation of estimates, accounting reserves and relevant judgments used by management; • Directors in Action Program, reinforcing the integration of the BoD with Vale’s executives, operations, business and stakeholders and with strategic priorities, contributing to (i) integration with the Executive Committee; (ii) proximity to investors, customers and strategic partners; (iii) dialogue with international authorities and bodies, strengthening the Company’s institutional plan; and (iv) training of Directors; • In addition, the Board maintained the follow-up of the Company’s business performance and the Company’s strategic guidelines and strategic plan proposed by the Executive Committee, acting as guardian of the execution of the approved strategy and its linkage with the Company’s purpose. Also, within the scope of this Program, the Board of Directors has been strengthening its performance before government and regulatory authorities through participation in institutional events and meetings with leaders. In 2025, the presence of advisors at the “International Business Leaders Advisory Council for the Mayor of Beijing (IBLAC)” in Beijing/China, at the “The 8th China International Import Expo” in Shanghai/China, at the “NY Climate Week”, in New York/USA, at the “Fórum Esfera Brasil” in São Paulo, at the “Global Roundtable with the Global Foundation”, in Carajás/Pará, at “COP 30”, in Belém/Pará, among others. In addition, the Council met with public authorities in Duqm/Oman, Tokyo/Japan, Beijing/ China, Brasília, Minas Gerais and Pará, as well as other Brazilian municipalities and states, according to corporate agendas. VALE | Report of the Board of Directors 2025 7 www.vale.com OUTLOOK FOR NEXT YEAR The focus of the Board of Directors is on providing the necessary conditions for the construction of Vale of the Future: a corporation with high standards in corporate governance a company recognized by society for being a reference in safety, the most reliable operator in its category, people-oriented, leading the creation of value in the mining industry through ethical and sustainable practices. In this sense, the Board defined topics for its priority performance throughout the 2025-2027 term, aligned with the Company’s business priorities, including fronts focused on safety as a fundamental pillar, global production of Iron Ore, leading the decarbonization of the steel industry, with competitive all-in cost, customer focus and adaptable portfolio, reputation, communication, ESG, people training, management of liabilities, licensing, projects and institutional engagement, among others. Based on these assumptions, the Board recently approved its Work Plan for the year 2026, which includes, among other topics, the strategic fronts mentioned above, as well as the Company’s strategic direction and the follow-up of its business performance. FINAL CONSIDERATIONS Based on the data and information presented in this report, the Board shares the perception that the result of its work in 2025 was quite satisfactory and represented a marked evolution in relation to the Company’s main challenges. With regard to the year 2026, the Board should focus its activities on topics related to the Company’s business priorities, offering strategic guidelines for the Executive Committee to pursue the Vale of Tomorrow planning, fulfilling its purpose of improving lives and transforming the future, together. VALE | Report of the Board of Directors 2025 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 17, 2026		Director of Investor Relations